SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 17)*

                               TREMONT CORPORATION
                                (Name of Issuer)

                          Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                   894745 20 7
                                 (CUSIP Number)

                                STEVEN L. WATSON
                              THREE LINCOLN CENTRE
                                   SUITE 1700
                                5430 LBJ FREEWAY
                            DALLAS, TEXAS 75240-2694
                                 (972) 233-1700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 2000
                      (Date of Event which requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No.  894745 20 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Tremont Group, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      OO

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     5,141,421
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      5,141,421

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      5,141,421

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      80.0%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  894745 20 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Tremont Holdings, LLC

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     5,149,588
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      5,149,588

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      5,149,588

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      80.2%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      OO

CUSIP No.  894745 20 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      NL Industries, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      New Jersey

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     5,149,588
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      5,149,588

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      5,149,588

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      80.2%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  894745 20 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Valhi, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC and BK

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     5,149,588
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      5,149,588

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      5,149,588

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      80.2%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  894745 20 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Valhi Group, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Nevada

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     5,149,588
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      5,149,588

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      5,149,588

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      80.2%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  894745 20 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      National City Lines, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     5,149,588
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      5,149,588

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      5,149,588

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      80.2%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  894745 20 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      NOA, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     5,149,588
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      5,149,588

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      5,149,588

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      80.2%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  894745 20 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Dixie Holding Company

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     5,149,588
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      5,149,588

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      5,149,588

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      80.2%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  894745 20 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Dixie Rice Agricultural Corporation, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     5,149,588
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      5,149,588

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      5,149,588

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      80.2%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  894745 20 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Southwest Louisiana Land Company, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     5,149,588
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      5,149,588

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      5,149,588

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      80.2%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  894745 20 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Contran Corporation

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     5,149,588
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      5,149,588

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      5,149,588

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      80.2%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  894745 20 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Harold Simmons Foundation, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     5,149,588
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      5,149,588

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      5,149,588

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      80.2%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  894745 20 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      The Combined Master Retirement Trust

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     5,149,588
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      5,149,588

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      5,149,588

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      80.2%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      EP

CUSIP No.  894745 20 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Harold C. Simmons

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     5,149,588
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      5,149,588

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      -0-

    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ X ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0.0%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      IN

                                AMENDMENT NO. 17
                                 TO SCHEDULE 13D

         This amended statement on Schedule 13D (this "Statement") relates to the common stock, par value $1.00 per share (the "Shares"), of Tremont Corporation, a Delaware corporation (the "Company"). Items 2, 3, 4, 5, 6 and 7 of this Statement are hereby amended as set forth below.

Item 2.  Identity and Background.

         Item 2(a) is hereby amended and restated, and Items 2(b), (c), (d), (e) and (f) are amended, as follows.

         (a) This Statement is filed by (i) Tremont Group, Inc. ("TGI") and Tremont Holdings, LLC ("TRE Holdings") as the holders of Shares, (ii) by virtue of the direct and indirect ownership of securities of TGI and TRE Holdings, NL Industries, Inc ("NL"), Valhi, Inc. ("Valhi"), Valhi Group, Inc. ("VGI"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), Southwest Louisiana Land Company, Inc. ("Southwest"), Contran Corporation ("Contran"), the Harold Simmons Foundation, Inc. (the "Foundation") and the Combined Master Retirement Trust (the "CMRT") and (iii) by virtue of his positions with Contran and certain of the other entities (as described in this Statement), Harold C. Simmons (collectively, the "Reporting Persons"). By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

         TGI and TRE Holdings are the holders of approximately 80.0% and 0.1%, respectively, of the 6,424,658 Shares outstanding as of December 31, 2000 according to information provided by the Company (the "Outstanding Shares"). Together, TGI and TRE Holdings may be deemed to control the Company. Valhi and TRE Holdings are the direct holders of 80.0% and 20.0%, respectively of the outstanding common stock of TGI. Together Valhi and TRE Holdings may be deemed to control TGI. NL is the sole member of TRE Holdings and may be deemed to control TRE Holdings. Valhi and the Company are the direct holders of approximately 60.2% and 20.4%, respectively, of the outstanding common stock of NL and together may be deemed to control NL. VGI, National, Contran, the Foundation, the Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2") and the CMRT are the direct holders of 81.7%, 9.5%, 1.7%, 0.5%, 0.4% and 0.1%, respectively, of the common stock of Valhi. Together, VGI, National and Contran may be deemed to control Valhi. National, NOA and Dixie Holding are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Together, National, NOA and Dixie Holding may be deemed to control VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National and together may be deemed to control National. Contran and Southwest are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA and together may be deemed to control NOA. Dixie Rice is the direct holder of 100% of the outstanding common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran is the holder of 100% of the outstanding common stock of Dixie Rice and may be deemed to control Dixie Rice. Contran is the holder of approximately 88.9% of the outstanding common stock of Southwest and may be deemed to control Southwest.

         Substantially all of Contran's outstanding voting stock is held either by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the "Trusts"), of which Mr. Simmons is the sole trustee, or by Mr. Simmons directly. As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

         The Foundation directly holds approximately 0.5% of the outstanding Valhi common stock. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board and chief executive officer of the Foundation and may be deemed to control the Foundation.

         The CDCT No. 2 directly holds approximately 0.4% of the outstanding Valhi common stock. U.S. Bank National Association serves as the trustee of the CDCT No. 2. Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owed to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Pursuant to the terms of the CDCT No. 2, Contran
(i) retains the power to vote the shares of Valhi common stock held directly by the CDCT No. 2, (ii) retains dispositive power over such shares and (iii) may be deemed the indirect beneficial owner of such shares.

         The CMRT directly holds approximately 0.1% of the outstanding shares of Valhi common stock. Valhi established the CMRT as a trust to permit the collective investment by master trusts that maintain the assets of certain employee benefit plans Valhi and related companies adopt. Mr. Simmons is the sole trustee of the CMRT and a member of the trust investment committee for the CMRT. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT.

         Valmont Insurance Company ("Valmont") and a subsidiary of NL directly own 1,000,000 shares and 1,186,200 shares, respectively, of Valhi common stock. Valhi is the direct holder of 100% of the outstanding common stock of Valmont and may be deemed to control Valmont. Pursuant to Delaware law, Valhi treats the shares of Valhi common stock that Valmont and the subsidiary of NL own as treasury stock for voting purposes and for the purposes of this Statement are not deemed outstanding.

         Mr. Harold C. Simmons is chairman of the board and chief executive officer of TGI, Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and Contran. Mr. Simmons is also chairman of the board of NL and a director of the Company.

         By virtue of the holding of the offices, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons may be deemed to control the entities described above and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of Shares directly held by certain of such other entities. However, Mr. Simmons disclaims beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities, except to the extent of his vested beneficial interest in the Shares held by the CMRT.

         Harold C. Simmons' spouse is the direct owner 69,475 shares of NL common stock and 77,000 shares of Valhi common stock. Mr. Simmons may be deemed to share indirect beneficial ownership of such shares. Mr. Simmons disclaims all such beneficial ownership.

         Certain information concerning the directors and executive officers of the Reporting Persons, including offices held by Mr. Simmons is set forth on Schedule B attached hereto and incorporated herein by reference.

         (b) The principal offices of TGI are located at Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240-2697. The business addresses of the directors and executive officers of the Reporting Persons are set forth on Schedule B to this Statement and incorporated herein by reference.

         (c)      TGI is engaged in holding Shares.

         (d) None of the Reporting Persons or, to the best knowledge of such persons, any of the persons named in Schedule B to this Statement has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) TGI is a Delaware corporation. Harold C. Simmons and all the persons named on Schedule B to this Statement are citizens of the United States, except as otherwise indicated on such Schedule.

Item 3.  Source and Amount of Funds or Other Consideration.

         No change except for the addition of the following:

         The total amount of funds Valhi used to acquire the 5,000 Shares purchased by it on the open market as reported in Item 5(c) was $153,875.00 (including commissions). Such funds were provided by Valhi's cash on hand.

         The Reporting Persons understand that the funds required by the persons named in Schedule B to this Statement to acquire Shares (other than Shares Harold C. Simmons may be deemed to own beneficially) were from such person's personal funds.

Item 4.  Purpose of Transaction.

         No change except for the addition of the following:

         On November 30, 2000, Valhi purchased 5,000 Shares in the open market in order to increase its equity interest in the Company and to obtain a sufficient number of Shares so that, if it were determined to be desirable, the Company and NL might become members of the same consolidated federal income tax group of which Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and Contran are members (the "Consolidated Tax Group"). On December 21, 2000, NL contributed its 536,167 Shares to TRE Holdings, and TRE Holdings acquired such Shares, in order for TRE Holdings to contribute such Shares to TGI. On December 31, 2000, Valhi and TRE Holdings contributed 4,113,421 and 1,028,000 Shares, respectively, to TGI, and TGI acquired such Shares, in order to form TGI and allow NL, the Company, and TGI to become members of the Consolidated Tax Group.

         Depending upon their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, the Reporting Persons' tax planning objectives and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately negotiated transactions or otherwise.

         As described under Item 2 of this Statement, Harold C. Simmons may be deemed to control the Company.

         The Reporting Persons understand that prior purchases of Shares by persons named in Schedule B to this Statement (other than Harold C. Simmons) were made for the purpose of each such person's personal investment.

         Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule B to this Statement has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         Items 5(a), (b), (c) and (d) are amended as follows.

         (a) TGI and TRE Holdings are the beneficial owners of 5,141,421 (approximately 80.0% of the Outstanding Shares) and 8,167 of the Shares (approximately 0.1% of the Outstanding Shares), respectively.

         By virtue of the relationships described under Item 2 of this Statement, TRE Holdings, NL, Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest, Contran, the Foundation, the CMRT and Harold C. Simmons may each be deemed to be the beneficial owner of the 5,149,588 Shares (approximately 80.2% of the Outstanding Shares) that TGI and TRE Holdings hold.

         Mr. Simmons disclaims beneficial ownership of all Shares.

         The Reporting Persons understand, based on ownership filings with the Securities and Exchange Commission (the "Commission") or upon information provided by the persons listed on Schedule B to this Statement, that such persons may be deemed to own beneficially the Shares as indicated on Schedule C to this Statement.

         (b)      By virtue of the relationships described in Item 2:

                  (1) TGI may be deemed to share the power to vote and direct the disposition of the Shares that TGI holds; and

                  (2) TRE Holdings, NL, Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest, Contran, the Foundation, the CMRT and Harold C. Simmons may each be deemed to share the power to vote and direct the disposition of the Shares that TGI and TRE Holdings hold.

         (c) On November 30, 2000, Valhi purchased on the open market 5,000 Shares at $30.725 per share (exclusive of commissions). On December 21, 2000, NL contributed 536,167 Shares to TRE Holdings in a private transaction. On December 31, 2000, Valhi and TRE Holdings contributed 4,133,421 Shares and 1,028,000 Shares, respectively, in a private transaction to TGI to form TGI. There were no other transactions in the Shares by the Reporting Persons since the last transaction by the Reporting Persons reported in Amendment No. 16 to this
Schedule 13D.

         (d) Each of TGI and TRE Holdings has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the 5,141,421 and 8,167 Shares, respectively, held by such entity.

Item 6.  Contracts,  Arrangements,   Understandings  or  Relationships  With
         Respect to Securities of the Issuer.

         Item 6 is hereby amended as follows.

         TGI's certificate of incorporation provides for certain redemption and other rights of the holders of its common stock. TGI's certificate of incorporation is attached as Exhibit 5 to this amendment to this Statement and incorporated herein by reference. Pursuant to the certificate of incorporation, each holder of a share of TGI common stock (a "TGI Share") can cause TGI to redeem within 45 days such TGI Share for 1,000 Shares. In addition to such Shares, the holder may be entitled to receive from, or be required to pay to TGI, as the case may be, the difference between the fair market value of the redeemed TGI Share and the 1,000 Shares received upon redemption, all pursuant to the terms of TGI's certificate of incorporation. In addition, the TGI certificate of incorporation provides that TGI shall have five directors. Only holders of at least 90% of the outstanding TGI Shares can amend the redemption provisions or the number of directors provided for in the TGI certificate of incorporation.

         Valhi and TRE Holdings have entered into a voting agreement dated as of December 31, 2000 whereby Valhi agrees to elect one director designated by TRE Holdings to TGI's board of directors (the "TGI Voting Agreement"). The TGI Voting Agreement is attached as Exhibit 6 to this amendment to this Statement and incorporated herein by reference.

         Valhi, Contran and NL have entered into a Tax Sharing Agreement dated as of January 1, 2001 (the "NL Tax Sharing Agreement"). The NL Tax Sharing Agreement is attached as Exhibit 7 to this amendment to this Statement and incorporated herein by reference. The NL Tax Sharing Agreement provides for NL and its subsidiaries to make payments to, or receive payments from, Valhi in the amount they would have paid to or received from the Internal Revenue Service had they not been members of the Consolidated Tax Group. The separate company provisions and payments are computed using the tax elections made by Contran. NL and each subsidiary of NL that is a member of the Consolidated Tax Group is severally liable to Valhi for the federal income tax of NL or such NL subsidiary for all periods in which NL or such NL subsidiary is included in the Consolidated Tax Group. Valhi has agreed to indemnify NL and its subsidiaries for any liability for income taxes of the Consolidated Tax Group in excess of NL's and its subsidiaries' tax liability computed in accordance with the NL Tax Sharing Agreement. NL has agreed to indemnify Valhi and its subsidiaries (other than NL and its subsidiaries) for any liability for income taxes of NL and its subsidiaries computed in accordance with the NL Tax Sharing Agreement.

         Valhi, Contran and the Company have entered into a Tax Sharing Agreement dated as of January 1, 2001 (the "Tremont Tax Sharing Agreement" and collectively with the NL Tax Sharing Agreement, the "Tax Sharing Agreements"). The Tremont Tax Sharing Agreement is attached as Exhibit 8 to this amendment to this Statement and incorporated herein by reference. The Tremont Tax Sharing Agreement provides for the Company and its subsidiaries to make payments to, or receive payments from, Valhi in the amount they would have paid to or received from the Internal Revenue Service had they not been members of the Consolidated Tax Group. The separate company provisions and payments are computed using the tax elections made by Contran. The Company and each subsidiary of the Company that is a member of the Consolidated Tax Group is severally liable to Valhi for the federal income tax of the Company or such Company subsidiary for all periods in which the Company or such Company subsidiary is included in the Consolidated Tax Group. Valhi has agreed to indemnify the Company and its subsidiaries for any liability for income taxes of the Consolidated Tax Group in excess of the Company's and its subsidiaries' tax liability computed in accordance with the Tremont Tax Sharing Agreement. The Company has agreed to indemnify Valhi and its subsidiaries (other than the Company and its subsidiaries) for any liability for income taxes of the Company and its subsidiaries computed in accordance with the Tremont Tax Sharing Agreement.

         Except for the provisions and agreements described in this item, none of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         Item 7 is hereby amended and restated as follows.

Exhibit 1 Credit Agreement dated as of November 6, 1998 among Valhi, Inc., the financial institutions from time to time that are a party thereto and Societe Generale, Southwest Agency, as the administrative agent, issuing bank and arranger (incorporated by reference to Exhibit 1 to Amendment No. 59 to the Schedule 13D filed on November 23, 1999 with the Securities and Exchange Commission by Tremont Corporation, Valmont Insurance Company, Valhi, Inc., Valhi Group, Inc., National City Lines, Inc., NOA, Inc., Dixie Holding Company, Dixie Rice Agricultural Corporation, Inc., Southwest Louisiana Land Company, Inc., Contran Corporation, The Combined Master Retirement Trust, the Harold Simmons Foundation, Inc. and Harold C. Simmons with respect to the common stock, par value $0.125 per share, of NL Industries, Inc.).

Exhibit 2 First Amendment Agreement dated as of November 5, 1999 among Valhi, Inc., the financial institutions from time to time that are a party thereto and Societe Generale, Southwest Agency, as the administrative agent, issuing bank and arranger (incorporated by reference to Exhibit 2 to Amendment No. 60 to the Schedule 13D filed on December 14, 1999 with the Securities and Exchange Commission by Tremont Corporation, Valmont Insurance Company, Valhi, Inc., Valhi Group, Inc., National City Lines, Inc., NOA, Inc., Dixie Holding Company, Dixie Rice Agricultural Corporation, Inc., Southwest Louisiana Land Company, Inc., Contran Corporation, The Combined Master Retirement Trust, the Harold Simmons Foundation, Inc. and Harold C. Simmons with respect to the common stock, par value $0.125 per share, of NL Industries, Inc.).

Exhibit 3 Second Amendment Agreement dated as of November 3, 2000 among Valhi, Inc., the financial institutions from time to time that are a party thereto and U.S. Bank National Association as the administrative agent, issuing bank and arranger (incorporated by reference to Exhibit 3 to Amendment No. 15 to this Statement).

Exhibit 4 Stock Purchase Agreement dated as of November 7, 2000 between Valhi, Inc. and J. Landis Martin (incorporated by reference to
                  Exhibit 4 to Amendment No. 16 to this Statement).

Exhibit 5*        Certificate of Incorporation of Tremont Group, Inc.

Exhibit 6* Voting Agreement dated as of December 31, 2000 between Valhi, Inc. and Tremont Holdings, LLC.

Exhibit 7* Tax Sharing Purchase Agreement dated as of January 1, 2001 among Valhi, Inc., Contran Corporation and NL Industries, Inc.

Exhibit 8*        Tax  Sharing  Purchase  Agreement  dated as of January 1, 2001
                  among   Valhi,   Inc.,   Contran   Corporation   and   Tremont
                  Corporation.

----------
*        Filed herewith.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  January 10, 2001




                                      /s/ Harold C. Simmons
                                      --------------------------------
                                      Harold C. Simmons
                                      Signing     in     the
                                      capacities  listed  on
                                      Schedule  "A" attached
                                      hereto             and
                                      incorporated herein by
                                      reference.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  January 10, 2001




                                      /s/ J. Landis Martin
                                      --------------------------------
                                      J. Landis Martin
                                      Signing     in     the
                                      capacity   listed   on
                                      Schedule  "A" attached
                                      hereto             and
                                      incorporated herein by
                                      reference.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  January 10, 2001





                                      /s/ Steven L. Watson
                                      --------------------------------
                                      Steven L. Watson
                                      Signing     in     the
                                      capacities  listed  on
                                      Schedule  "A" attached
                                      hereto             and
                                      incorporated herein by
                                      reference.

                                   SCHEDULE A


HAROLD C. SIMMONS, in his individual capacity and as trustee for THE COMBINED MASTER RETIREMENT TRUST.


J. LANDIS MARTIN, as president of each of:

NL INDUSTRIES, INC.
TREMONT HOLDINGS, LLC

STEVEN L. WATSON, as president or vice president of each of:

CONTRAN CORPORATION
DIXIE HOLDING COMPANY
DIXIE RICE AGRICULTURAL CORPORATION, INC.
HAROLD SIMMONS FOUNDATION, INC.
NATIONAL CITY LINES, INC.
NOA, INC.
SOUTHWEST LOUISIANA LAND COMPANY, INC.
TREMONT GROUP, INC.
VALHI GROUP, INC.
VALHI, INC.

                                   Schedule B


         The names of the directors and executive officers of Contran Corporation ("Contran"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), the Harold Simmons Foundation, Inc. (the "Foundation"), National City Lines, Inc. ("National"), NL Industries, Inc. ("NL"), NOA, Inc. ("NOA"), Southwest Louisiana Land Company, Inc. ("Southwest"), Tremont Group, Inc. ("TGI"), Valhi Group, Inc. ("VGI") and Valhi, Inc. ("Valhi"), and their present principal occupations are set forth below. Except as otherwise indicated, each such person is a citizen of the United States of America and the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240.

            Name                           Present Principal Occupation
-----------------------------            ---------------------------------

Susan E. Alderton (1)               Vice   president,    treasurer   and   chief
                                    financial   officer   of  NL   and   Tremont
                                    Holdings,   LLC  ("TRE  Holdings");   and  a
                                    director   of   Tremont   Corporation   (the
                                    "Company").

Eugene K. Anderson                  Vice  president of Contran,  Dixie  Holding,
                                    Dixie Rice, NOA, National,  Southwest,  TGI,
                                    VGI  and  Valhi;   and   treasurer   of  the
                                    Foundation.

Thomas E. Barry (2)                 Vice  president  for  executive  affairs  at
                                    Southern Methodist University and professor of marketing in the Edwin L. Cox School of Business at Southern Methodist University;
                                    and a director of Valhi.

Norman S. Edelcup (3)               Private  investor;  director  of Valhi;  and
                                    trustee of the Baron Funds, a mutual fund group.

Lisa Simmons Epstein                Director and president of the Foundation.

David B. Garten (4)                 Vice   president,    general   counsel   and
                                    secretary of NL; and vice president and secretary of TRE Holdings.

Edward J. Hardin (5)                Partner  of the law firm of  Rogers & Hardin
                                    LLP; and a director of Valhi.

Robert D. Hardy (4)                 Vice  president and controller of NL and TRE
                                    Holdings.

J. Mark Hollingsworth               Vice   president  and  general   counsel  of
                                    Contran,  Dixie  Holding,  Dixie Rice,  NOA,
                                    National, Southwest, TGI, VGI and Valhi; and
                                    general  counsel  of the  Foundation,  CompX
                                    International   Inc.,  a   manufacturer   of
                                    ergonomic    computer    support    systems,
                                    precision  ball bearing  slides and security
                                    products  that  is  affiliated   with  Valhi
                                    ("CompX"),    and   The   Combined    Master
                                    Retirement  Trust, a trust Valhi established
                                    to  permit  the  collective   investment  by
                                    master trusts that maintain the assets of certain employee benefit plans Valhi and related companies adopt (the "CMRT").

Keith A. Johnson                    Controller of the Foundation.

William J. Lindquist                Director   and  senior  vice   president  of
                                    Contran, Dixie Holding, NOA, National, TGI and VGI; senior vice president of Dixie
                                    Rice, Southwest and Valhi.

A. Andrew R. Louis                  Secretary of Contran,  CompX, Dixie Holding,
                                    Dixie Rice, NOA, National,  Southwest,  TGI,
                                    VGI and Valhi.

Kelly D. Luttmer                    Tax  director  of  Contran,   CompX,   Dixie
                                    Holding,    Dixie   Rice,   NOA,   National,
                                    Southwest, TGI, VGI and Valhi.

J. Landis Martin (6)                President,  chief  executive  officer  and a
                                    director of NL;  president of TRE  Holdings;
                                    chairman of the board,  president  and chief
                                    executive   officer  of  the   Company   and
                                    Titanium Metals Corporation, a producer of titanium metals products that is affiliated with the Company ("TIMET").

Andrew McCollam, Jr. (7)            President   and  a  director  of  Southwest;
                                    director  of  Dixie  Rice;   and  a  private
                                    investor.

Harold M. Mire (8)                  Vice president of Dixie Rice and Southwest.

Bobby D. O'Brien                    Vice  president  and  treasurer  of Contran,
                                    Dixie Holding,  Dixie Rice,  NOA,  National,
                                    TGI, VGI and Valhi; and vice president of Southwest.

Kenneth R. Peak (9)                 President,   chief  executive   officer  and
                                    chairman of the board of Contango  Oil & Gas
                                    Company, a publicly traded independent oil and gas exploration and production company;
                                    and a director of NL.

Glenn R. Simmons                    Vice chairman of the board of Contran, Dixie
                                    Holding, NOA, National,  TGI, VGI and Valhi;
                                    chairman of the board of CompX and  Keystone
                                    Consolidated Industries, Inc. ("Keystone"), a manufacturer of steel rod, wire and wire products that is affiliated with Contran;
                                    director and executive vice president of Southwest and Dixie Rice; and a director of NL, TIMET and the Company.

Harold C. Simmons                   Chairman  of the board  and chief  executive
                                    officer of  Contran,  Dixie  Holding,  Dixie
                                    Rice,   the   Foundation,   NOA,   National,
                                    Southwest,  TGI, VGI and Valhi;  chairman of
                                    the board of NL;  director  of the  Company;
                                    and   trustee   and   member  of  the  trust
                                    investment committee of the CMRT.

Richard A. Smith (8)                Director and president of Dixie Rice.

Thomas P. Stafford (10)             Co-founder  of  Stafford,  Burke and Hecker,
                                    Inc., a consulting company; director of NL, TIMET and the Company; and a director of Allied-Signal, Inc., CMI Corporation and
                                    Seagate Technologies, Inc.

Gregory M. Swalwell                 Vice  president  and  controller of Contran,
                                    Dixie Holding,  NOA, National,  TGI, VGI and
                                    Valhi; and vice president of Dixie Rice and Southwest.

J. Walter Tucker, Jr. (11)          President,   treasurer  and  a  director  of
                                    Tucker & Branham,  Inc., a mortgage banking,
                                    insurance  and  real  estate  company;  vice
                                    chairman  of  the  board  of   Keystone;   a
                                    director of Valhi; and a member of the trust investment committee of the CMRT.

Steven L. Watson                    Director  and  president  of Contran,  Dixie
                                    Holding, NOA, National,  TGI, VGI and Valhi;
                                    director and executive vice president of Dixie Rice and Southwest; director, vice president and secretary of the Foundation;
                                    and a director of the Company, NL and TIMET.

Lawrence A. Wigdor (4)              Director and executive vice president of NL.

----------

(1) The principal business address for Ms. Alderton is 70 East 55th Street, 8th Floor, New York, New York 10022.

(2) The principal business address for Dr. Barry is Southern Methodist University, Perkins Administration Bldg. #224, Dallas, Texas 75275.

(3) The principal business address for Mr. Edelcup is 244 Atlantic Isles, Sunny Isles Beach, Florida 33160.

(4) The principal business address for Messrs. Garten, Hardy and Wigdor is Two Greenspoint Plaza, 16825 Northchase Drive, Suite 1200, Houston, Texas 77060.

(5) The principal business address for Mr. Hardin is 229 Peachtree Street, N.E., Suite 2700, Atlanta, Georgia 30303.

(6) The principal business address for Mr. Martin is 1999 Broadway, Suite 4300, Denver, Colorado 80202.

(7) The principal business address for Mr. McCollam is 402 Canal Street, Houma, Louisiana 70360.

(8) The principal business address for Messrs. Mire and Smith is 600 Pasquiere Street, Gueydan, Louisiana 70542-0010.

(9) The principal business address for Mr. Peak is 2702 Albans, Houston, Texas 77005.

(10) The principal business address for Gen. Stafford is 1006 Cameron Street, Alexandria, Virginia 22314.

(11) The principal business address for Mr. Tucker is 400 E. Central Boulevard, Orlando, Florida 32801.

                                   SCHEDULE C


         Based upon ownership filings with the Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to own personally and beneficially Shares, as outlined below:

                   Name                                 Shares Held    Options Held (1)
      -------------------------------                   ------------   ----------------

Susan E. Alderton (2) ........................              511            4,000

Eugene K. Anderson ...........................              -0-              -0-

Thomas E. Barry ..............................              -0-              -0-

Norman S. Edelcup ............................              -0-              -0-

Lisa Simmons Epstein .........................              298              -0-

David B. Garten ..............................              500           11,500

Edward J. Hardin .............................              -0-              -0-

Robert D. Hardy ..............................              318              -0-

J. Mark Hollingsworth ........................              -0-              -0-

Keith A. Johnson .............................              100              -0-

William J. Lindquist .........................              -0-              -0-

A. Andrew R. Louis ...........................              -0-              -0-

Kelly D. Luttmer .............................              -0-              -0-

J. Landis Martin (3) .........................           56,128           60,000

Andrew McCollam, Jr ..........................              -0-              -0-

Harold M. Mire ...............................              -0-              -0-

Bobby D. O'Brien .............................              -0-              -0-

Kenneth R. Peak ..............................              -0-              -0-

Glenn R. Simmons .............................              534              -0-

Harold C. Simmons (4) ........................              -0-              -0-

Richard A. Smith .............................               30              -0-

Thomas P. Stafford ...........................              -0-            5,000

Gregory M. Swalwell ..........................              -0-              -0-

J. Walter Tucker, Jr. (5) ....................              875              -0-

Steven L. Watson .............................            4,474              -0-

Lawrence A. Wigdor ...........................              -0-              -0-

----------

(1) Represents Shares issuable pursuant to the exercise within 60 days of the date of this Statement of stock options.

(2) Includes 11 Shares held by the trustee for the benefit of Ms. Alderton under the NL Industries, Inc. Retirement Savings Plan (the "NL Savings Plan").

(3) Includes 520 Shares held by the trustee for the benefit of Mr. Martin under the NL Savings Plan.

(4) Mr. Simmons may also be deemed to possess indirect beneficial ownership of the Shares described in Item 5(a) of this Statement. Mr. Simmons disclaims beneficial ownership of all Shares.

(5) Includes 525 Shares held by Statewide Guaranty Title Company of which Mr. Tucker owns 100% of the outstanding common stock.

                                  Exhibit Index

Exhibit 1         Credit  Agreement  dated as of November  6, 1998 among  Valhi,
                  Inc., the financial  institutions from time to time that are a party thereto and Societe  Generale,  Southwest Agency, as the administrative agent, issuing bank and arranger  (incorporated by reference to Exhibit 1 to Amendment  No. 59 to the Schedule
                  13D  filed  on  November  23,  1999  with the  Securities  and
                  Exchange Commission by Tremont Corporation,  Valmont Insurance
                  Company,  Valhi, Inc., Valhi Group, Inc., National City Lines,
                  Inc.,   NOA,   Inc.,   Dixie  Holding   Company,   Dixie  Rice
                  Agricultural  Corporation,   Inc.,  Southwest  Louisiana  Land
                  Company,  Inc.,  Contran  Corporation,   The  Combined  Master
                  Retirement  Trust,  the Harold  Simmons  Foundation,  Inc. and
                  Harold C. Simmons with respect to the common stock,  par value
                  $0.125 per share, of NL Industries, Inc.).

Exhibit 2         First  Amendment  Agreement dated as of November 5, 1999 among
                  Valhi, Inc., the financial institutions from time to time that are a party thereto and Societe Generale, Southwest Agency, as
                  the   administrative   agent,   issuing   bank  and   arranger
                  (incorporated by reference to Exhibit 2 to Amendment No. 60 to
                  the   Schedule  13D  filed  on  December  14,  1999  with  the
                  Securities  and Exchange  Commission  by Tremont  Corporation,
                  Valmont Insurance  Company,  Valhi,  Inc., Valhi Group,  Inc.,
                  National City Lines,  Inc., NOA, Inc.,  Dixie Holding Company,
                  Dixie Rice Agricultural Corporation, Inc., Southwest Louisiana
                  Land Company,  Inc., Contran Corporation,  The Combined Master
                  Retirement  Trust,  the Harold  Simmons  Foundation,  Inc. and
                  Harold C. Simmons with respect to the common stock,  par value
                  $0.125 per share, of NL Industries, Inc.).

Exhibit 3         Second Amendment  Agreement dated as of November 3, 2000 among
                  Valhi, Inc., the financial institutions from time to time that are a party thereto and U.S. Bank National Association as the administrative agent, issuing bank and arranger (incorporated by reference to Exhibit 3 to Amendment No. 15 to this Statement).

Exhibit 4         Stock Purchase  Agreement dated as of November 7, 2000 between
                  Valhi, Inc. and J. Landis Martin (incorporated by reference to
                  Exhibit 4 to Amendment No. 16 to this Statement).

Exhibit 5*        Certificate of Incorporation of Tremont Group, Inc.

Exhibit 6*        Voting  Agreement dated as of December 31, 2000 between Valhi,
                  Inc. and Tremont Holdings, LLC.

Exhibit 7* Tax Sharing Purchase Agreement dated as of January 1, 2001 among Valhi, Inc., Contran Corporation and NL Industries, Inc.

Exhibit 8*        Tax  Sharing  Purchase  Agreement  dated as of January 1, 2001
                  among   Valhi,   Inc.,   Contran   Corporation   and   Tremont
                  Corporation.

----------

*        Filed herewith.